August 5, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Heather Percival

Mr. Russell Mancuso

Re:	InMode Ltd. (the “Company”)

Registration Statement on Form F-1 (File No. 333-232615)

Acceleration Request

Requested Date:	Wednesday, August 7, 2019

Requested Time:	4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on August 7, 2019, or as soon thereafter as is practicable, or at such later time as the Company may orally request.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 29, 2019, through the date hereof:

Preliminary Prospectus dated July 29, 2019:

715 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

UBS SECURITIES LLC

By:	/s/ M. Robert DiGia
Name: M. Robert DiGia
Title: Global Head of Healthcare, Managing Director

UBS SECURITIES LLC

By:	/s/ Jonathan Waksman
Name: Jonathan Waksman
Title: Associate Director

[Signature Page to Underwriter Acceleration Request]